

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
M. Scot Wingo
Chief Executive Officer
ChannelAdvisor Corporation
2701 Aerial Center Parkway
Morrisville, NC 27560

> **Re:** **ChannelAdvisor Corporation**
> **Registration Statement on Form S-1**
> **Filed April 11, 2013**
> **File No. 333-187865**

Dear Mr. Wingo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 15, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determination of the Fair Value of Common Stock on Grant Dates, page 56

1.   We note your disclosure on page 57 that you began using a hybrid of the probability weighted expected return method ("PWERM") and the Option Pricing Model ("OPM") in December 2012. Please explain your basis for changing from using solely the PWERM model to the hybrid model and tell us the weighting used for each model. In this regard, we note that typically there is a shift from an OPM model to a PWERM model as an IPO approaches however, you appear to have done the opposite.

2.   Please explain your basis for using a 60% probability of IPO in your March 2013 valuation. In this regard, it would appear that this probability is low considering the timing of when you expect to go public.

3.   We note the supplemental information provided in your letter dated April 15, 2013 describing the factors contributing to the increase in the fair value of the company's common stock from the December valuation to the preliminary estimated midpoint of the company's IPO range. In light of the significant increase in the fair value of the common stock over such a relatively short period of time, please describe for us, in greater detail, the significant factors impacting the increase in fair value. To the extent necessary to allow readers to fully understand the increase you should consider quantifying how each factor impacted the increase in the fair value. As part of your response, please provide us with your proposed disclosure that reconciles the difference between the fair value of the underlying stock as of the most recent valuation date (March 2013) and the midpoint of your IPO offering range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Attorney at (202) 551-3286 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-Mail</u>
        Brian F. Leaf, Esq.
        Cooley LLP